Filed by Express Scripts, Inc.
Registration No. 333-140001
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
Set forth below are excerpts from the conference call presented by David Myers, Vice President, Investor Relations of Express Scripts, Inc., Ed Stiften, Senior Vice President and Chief Financial Officer of Express Scripts, Inc. and George Paz, President and Chief Executive Officer of Express Scripts, Inc. on February 8, 2007, which excerpts relate to the potential combination of the Express Scripts, Inc. and Caremark Rx, Inc.:
EXCERPT 1:
David Myers — Express Scripts, Inc. — VP, IR
Also, Express Scripts has filed a Proxy statement, in connection with Caremark’s special meeting of stockholders, at which Caremark stockholders will consider the CVS merger agreement, and matters in connection therewith. Express Scripts stockholders are strongly advised to read the proxy statement and the accompanying form, a gold proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark’s Annual Meeting of stockholders, at which the Caremark stockholders will vote on the election of Directors for the Board of Directors at Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available, as each will contain important information.
Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto, which are or will be filed with the SEC free of charge, at the SEC’s website at SEC.gov, or by directing your request to MacKenzie Partners Inc. at 800-322-2885, or by e-mail at Express-Scripts@McKenziepartners.com. In addition, this material is not a substitute for the prospectus, offered exchange, and registration statements that Express Scripts has filed with the SEC regarding it’s exchange offer for all of the outstanding shares of common stock of Caremark.
Investors and security holders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto, when they become available, because each contain or will contain important information. Such documents are or will be available free of charge at the SEC’s Website, SEC.gov, or by directing a request to McKenzie Partners. Express Scripts and it’s Directors, Executive Officers, and other employees may be deemed to be participants in any solicitations of Express Scripts or Caremark shareholders in connection with the proposed transaction.
Information about Express Scripts Directors and Executive Officers is available in Express Scripts proxy statement dated April 18, ‘06, filed in connection with it’s 2006 Annual Meeting of stockholders. Additional information about the interest of additional participants is included in the proxy statement filed in connection with Caremark’s special meeting to approve the proposed merger of CVS, and will be included in any proxy statement regarding the proposed transaction. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark’s Annual Meeting on a Schedule 14-A pursuant to Rule 14-A-12 on January 9, 2007.

EXCERPT 2:
George Paz — Express Scripts, Inc. — President, CEO
We see tremendous opportunities in the Specialty marketplace by implementing trend management tools, which will keep our clients better managed, allow our clients to better manage the high cost of Specialty drugs. We are bullish on the PBM marketplace, and believe we have considerable room to run in generics, home delivery, and Specialty Pharmacy.
This enthusiasm for our space is why we announced in late December our offer to acquire Caremark. Our preference from the start would have been to sit down and discuss our offer with Caremark’s Board of Directors and senior management. We believe that Caremark’s stockholders would benefit from what was, and still is a clearly superior offer to the proposed acquisition of Caremark by CVS. We hope that Caremark’s Board and management would work with us to complete a combination, that would create a far stronger company for our respective stockholders, plan sponsors, and patients.
Unfortunately, Caremark has chosen not to talk to us, and instead has gone to unusual lengths to defend its transaction with CVS. The deal they have signed up with CVS offers their stockholders less value, and is predicated on a model of vertical integration, that has failed time and time again in health care in general, and in the PBM industry in particular.
In contrast, the Express Scripts offer delivers greater and more certain value to Caremark stockholders, and is based on a proven model of horizontal integration. Fortunately, Caremark stockholders have an opportunity to make their own choice about the inferior CVS proposal. We have continued to proceed forward, so that we can consummate our transaction with Caremark, and have taken a number of tangible and important steps.
We have committed financing. We commenced an exchange offer to take our offer directly to Caremark’s stockholders. We nominated a slate of Board Directors to Caremark’s Board, and we refiled notification on our HSR, seeking to clear the transaction without a second request. At every step of the way, we have kept the door open for Caremark’s Board and management to speak to us, about the value we know can be realized from combining our companies.
Without question, our first choice is to successfully complete the acquisition of Caremark, as our best option for taking advantage of what we believe will be a favorable environment for PBMs. However, our next best option would be to leverage our substantial financial flexibility to repurchase our stock.
Accordingly, our Board has approved an increase in our share repurchase authorization, which will enable us to repurchase up to 14.1 million shares, or $1 billion, whichever occurs first. If the Caremark stockholders vote in favor of the CVS proposal to acquire Caremark, we intend to promptly commence this share repurchase program. We urge Caremark stockholders to vote against the CVS proposal to protect the value of their interest. We are confident that an Express Scripts/Caremark combination offers Caremark stockholders greater value today and in the future.

EXCERPT 3:
Matt Perry — Wachovia Securities — Analyst
Good morning. Not sure if you want to answer this question, but I’m going to ask it anyway. Your press release, when you talk about if the attempted acquisition of Caremark is not successful, you will promptly, based on Caremark shareholders’ vote, you will promptly buy back your stock. Does that at all imply you are satisfied with your offer as it stands now? Does it preclude changing that offer, I guess is my question?
George Paz — Express Scripts, Inc. — President, CEO
Well, we never exclude any of our options. But I will tell you that if you are buying Express Scripts today, you are buying a stock based on yesterday’s close, that was trading at now today’s guidance, had a significant discount to our growth rate, it is somewhere in that 0.6 to 0.7 peg ratio, where historically we have traded much, much higher than that. Our PEs are very low relative to our historical PE in the 20s or low 20s.
For us, we believe that our stock is significantly undervalued. And so I think that the Caremark shareholders, are readily getting a very good offering in that, one, the synergies we can produce as a combined company are both proven in our industry, and well documented in our industry of putting together two horizontal companies. In addition, they are getting the certainty of cash. So they know the value of one element of our offering.
And second, not only are you getting the growth rate of a PBM, which has far exceeded the growth rate of the retail drugstore chains over the last five years, or over the last ten years for that matter, in addition to that, you are getting a significantly undervalued Express Scripts stock.
So you should get the normal ramp-up in stock price as it returns to its historical PE level, plus tremendous growth opportunities that should exist in this business, as we look out to the future. We are not precluding anything, but we believe that our offer is a far superior offer than that which is put in front of the Caremark shareholders, vis-a-vis a CVS offer.
Matt Perry — Wachovia Securities — Analyst
Okay, that’s helpful. Can you care to comment at all on reactions, as you have talked to your investors and PBM industry investors, on their reaction to the offer to buy Caremark?
George Paz — Express Scripts, Inc. — President, CEO
I have talked to both clients and to investors, and personally I have not heard negatives.
When you look at when Caremark bought Advanced PCS, and for that matter when Advanced bought PCS, we saw nice stock value appreciations in our industry. You go back to 1988 when I was the Chief Financial Officer of this Company, we bought Value Rx, we had significant stock appreciation, and significant synergies that came out of that transaction. A year later, we bought DPS, and the facts repeated themselves. Several years after that, we bought MPA, and again we saw significant success.
So I think that if you look at our industry, there is a tremendous track record of success in putting together PBMs in our space. I think that the harder question is around a vertical integration, and trying to understand with the workloads that pharmacists have today standing behind a counter, how easy is it really going to be to implement plan design changes? And once you go through the process, I believe pharmacists are professional individuals, who will do the best thing they can for their plan sponsors provided they have the time.
It’s hard for me to believe that a pharmacist will, if 20% of Caremark’s business is at CVS, I’m guessing that number, but I believe the pharmacist, if trained and has the time, the latter would be very difficult, but if they have the time to influence those changes, why would they only do it for the Caremark clients? Why would they only take care of one out of every five patients? Why wouldn’t they help move the Medco patients, the Express Scripts patients, the Wellpoint patients, The Cigna patients, the Aetna patients, the myriad of different PBMs that are out there administering benefits, and help all of them together, so that member would save money, and get the best clinical opportunities. I think the pharmacist at the retail chain should be doing that job irrespective of the ownership change and we would be excited to see those things come about. It would improve profitability for all the PBMs.

Matt Perry — Wachovia Securities — Analyst
If I could squeeze one last question in. Since you have made the offer for Caremark, has your relationship with CVS as part of your network changed in any way?
George Paz — Express Scripts, Inc. — President, CEO
No. I think that CVS is a quality provider. There has been a little bit of dirt thrown around and I’m really sad to see that. I think that CVS a good provider, Walgreens is a good provider. Our job is to try to pit the providers against each other, to reach the maximum discounts for our plan sponsors. So we work day-in and day-out.
Our people in our supply chain management area work continuously with the CVS people in trying to make sure that we are working together to improve health outcomes, and drive down costs for our plan sponsors. I haven’t heard of any, nor have I seen any disruptions with respect to our CVS relationship.
Matt Perry — Wachovia Securities — Analyst
Okay. Thank you very much.

EXCERPT 4:
George Paz — Express Scripts, Inc. — President, CEO
Okay. Well, we definitely appreciate everyone’s time for joining us today. Keep in mind that there is a gold proxy card out there, and just so we don’t lose sight of this, we are also a Caremark shareholder, and you can guess how I’m going to bet my Caremark shares.
I would certainly appreciate your support in voting against the CVS transaction. So I look forward to talking to you all in the future and thank you very much. Bye-bye.